USCA FUND TRUST

October 17, 2016

VIA ELECTRONIC TRANSMISSION

Valerie J. Lithotomos
Senior Counsel
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          USCA Fund Trust, File Nos. 811-23164 and 333-212321,
Acc. No: 0000894189-16-012343

Dear Ms. Lithotomos:

On June 30, 2016, USCA Fund Trust (the "Registrant" or the “Trust”), on behalf of USCA Shield Fund (the "Fund"), a series of the Registrant, filed a Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”).  On September 15, 2016 the Registrant filed Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, pursuant to the requirements of the 1933 Act. On October 17, 2016 the Registrant filed Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A, pursuant to the requirements of the 1933 Act.

Pursuant to Rule 461 under the 1933 Act, Registrant and Quasar Distributors, LLC, Fund’s distributor, request that the Commission accelerate the effective date of the Amendment to October 18, 2016, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265 or John Domaschko at (513) 352-6559.

USCA Fund Trust	Quasar Distributors, LLC

By:	/s/Phil Pilibosian	By:	/s/James R. Schoenike
Name:	Phil Pilibosian	Name:	James R. Schoenike
Title:	President	Title:	President